Execution Access, LLC

(SEC I.D. No. 8-68021)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2021 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68021

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/21</u> AND ENDING <u>12/31/21</u>
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Execution Access, LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>1177 Avenue of the Americas</u>
(No. and Street)

<u>New York</u>	<u>NY</u>	<u>10036</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Richard J. Cotter</u>	<u>646-484-2929</u>	<u>cotter@dealerweb.com</u>
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Deloitte & Touche LLP</u>
(Name – if individual, state last, first, and middle name)

<u>30 Rockefeller Plaza</u>	<u>New York</u>	<u>NY</u>	<u>10112-0015</u>
(Address)	(City)	(State)	(Zip Code)

<u>10/20/2003</u>	<u>34</u>
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

Execution Access, LLC
Index
December 31, 2021

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Execution Access, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Execution Access, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 11, 2022

We have served as the Company's auditor since 2021.

Execution Access, LLC
Statement of Financial Condition
December 31, 2021 (in thousands)

Assets

Cash and cash equivalents	$	215,772
Accounts receivable, net		490
Deposits with clearing organizations		10,000
Receivable from affiliates		850
Accrued income		167
Other assets		2
Total assets	$	227,281

Liabilities and Member's Equity

Liabilities

Accrued compensation	$	361
Accounts payable, accrued expenses and other liabilities		345
Payable to affiliates		467
Total liabilities		1,173
Member's equity		226,108
Total liabilities and member's equity	$	227,281

The accompanying notes are an integral part of this financial statement.

Execution Access, LLC
Notes to Statement of Financial Condition
December 31, 2021

1. **Nature of Operations**

   Execution Access, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a U.S. Government Securities Broker and offers or engages in electronic trading in U.S. Treasury Securities for its clients as a registered alternative trading system ("ATS") for U.S. Treasury securities.

   On June 25, 2021, the Company was acquired by, and is now a wholly owned subsidiary of, Tradeweb Markets LLC ("Markets") (the "Acquisition"). Markets is a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") as result of a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019.

   Prior to June 25, 2021, the Company was a wholly owned subsidiary of FTEN, Inc. a wholly owned subsidiary of Nasdaq, Inc ("Nasdaq").

2. **Significant Accounting Policies**

   The following is a summary of significant accounting policies:

   Basis of Accounting
   The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates
   The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the difference may be material to the financial statements.

   Cash and Cash Equivalents
   Cash and cash equivalents consist of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months.

   Allowance for Credit Losses
   The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing receivables from brokers and dealers and clearing organizations, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of our counterparties is also performed. Once determined uncollectable, aged balances are written off as credit loss expense, which is included in general and administrative expenses on the statement of income.

   Revenue Recognition
   The Company earns commission revenue from its electronic brokerage services on a riskless principal basis. Securities transactions and related commission revenue for brokerage transactions are recognized and recorded on a trade-date basis.

Execution Access, LLC
Notes to Statement of Financial Condition
December 31, 2021

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, *Fair Value Measurement*, prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial Instruments Measured at Fair Value

The Company's financial instruments measured at fair value on the financial statement as of December 31, 2021, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2021					
Assets					
Money market funds	115,772	115,772	-	-	115,772
	$ 115,772	$ 115,772	$ -	$ -	$ 115,772

Financial Instruments Not Measured at Fair Value

The Company's financial instruments not measured at fair value on the financial statement as of December 31, 2021, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2021					
Assets					
Cash	$ 100,000	$ 100,000	$ -	$ -	$ 100,000
Accounts receivable, net	490	-	490	-	490
Deposit with clearing broker	10,000	10,000	-	-	10,000
	$ 110,490	$ 110,000	$ 490	$ -	$ 110,490

The carrying value of financial instruments not measured at fair value classified within level 1 or level 2 of the fair value hierarchy approximates fair value because of the relatively short-term nature of the underlying assets.

Income Taxes
No income tax provision is required to be recorded by the Company as it is a disregarded entity for income tax purposes and therefore not subject to income tax. The tax effects of its income and losses accrue directly to Markets, or prior to the Acquisition, Nasdaq. The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Markets and Nasdaq. This election was made in order to simplify the Company's accounting for income taxes.

The Company, together with Markets and other affiliates, is a multiple member limited liability company which is taxed as a partnership. As a partnership, Markets is subject to unincorporated business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Markets' individual members.

Stock Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation-Stock Compensation*. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for stock-based payments. Under ASC 718, the stock-based payments received by the employees of the Company are accounted for as equity awards.

As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period with an offsetting increase to retained earnings.

Under ASC 718, the grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. The grant-date fair value of stock-based awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of stock-based awards that require both future service and the achievement of performance-based conditions for TWMI, are amortized over the relevant service period for the performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.

Business Segments
The Company's operations constitute a single business segment derived substantially in the United States of America.

3. Deposits with Clearing Broker

The Company clears and settles all transactions that occur on the Company's ATS through a fully disclosed clearing arrangement with the Industrial and Commercial Bank of China Financial Services LLC ("ICB"). Deposit with clearing broker consists of cash deposited with ICB.

4. **Stock Based Compensation Plans**

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs"), restricted share units ("RSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock at the end of a three-year cliff vesting period. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs vest one-third each year over a three-year period.

Prior to the IPO, Markets made a special award of options to management and other employees. Each option award vests one half based solely on the passage of time and one half only if Markets achieves certain performance targets. The time vesting portion of the options has a four-year graded vesting schedule, with accelerated vesting for time-based options granted prior to the initial public offering.

In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date.

The fair value of the options is calculated on the grant date using the Black-Scholes model. The significant assumptions used to estimate the fair value of the options as of grant date did not reflect changes that would have occurred to these assumptions as a result of TWMI's IPO.

5. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $212,572,000 which exceeded its requirement of $78,000 by $212,494,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

The Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer (ICB) on a fully disclosed basis.

6. **Off-Balance-Sheet Risk and Concentration of Credit Risk**

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations

pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

7. **Related Party Transactions**

The Company and Nasdaq entered into an agreement on July 1, 2013 whereby Nasdaq agreed to provide the Company with business management support and financial support services, including, but not limited to, finance administration, human resources, and technology support. This agreement was terminated on the date of the Acquisition.

At the time of the Acquisition, the Company, together with Markets, entered into a transition services agreement ("TSA") with Nasdaq. Under the TSA, Nasdaq provides the Company with certain technology, finance, including billing and invoicing, treasury and administrative support for the year ended December 31, 2021.

Under a service agreement between the Company, Markets and Dealerweb Inc., Markets and Dealerweb Inc. provide the Company with certain receipt collection, payroll, benefits and administrative services relating to the Companies business. Fees on the agreement are based on actual costs incurred by the Company. On a monthly basis, the Company settles the net receivable or payable with Markets and Dealerweb Inc. via Receivables from and Payable to affiliates. Receivables from and Payable to affiliates balances with other Markets' entities are settled in the same manner.

8. **Subsequent Events**

There were no subsequent events requiring adjustment to the statement of financial condition or disclosure through March 11, 2022 the date that the Company's statement of financial condition was issued.